PATIO BAHIA, INC.
400 S. Pointe Drive, Suite 1704
Miami Beach, Florida  33139
(754) 234-9455

April 13 , 2010

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	H. Christopher Owings, Assistant Director
Scott Anderegg, Esq., Staff Attorney
Mara Ransom, Esq., Legal Branch Chief
William Thompson, Accounting Branch Chief
Tony Watson, Accountant

Re:	Patio Bahia, Inc. (“Company”)
Amendment No. 1 to Registration Statement
     on Form S-1 (“Registration Statement”)
Filed March 24, 2010
File No. 333-164806

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated April 9, 2010.  Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement ("Amendment No. 2") which includes updated disclosure, including in response to the Staff's comments of April 9, 2010. For ease of reference, we have used the same numeric sequence to correspond with the Staff's numbered comments in its April 9, 2010 letter. Under separate cover the Company is delivering courtesy hard copies of such filing[s] marked to show the changes and keyed to the staff's comments.

General

1.           We note your response to comment two in our letter dated March 4, 2010.  Please state in your prospectus that you have no plans to engage in a merger or acquisition with an unidentified company or companies.

ANSWER:           Amendment No. 2 provides under “Our Business – Our History”, page 19, the requested disclosure

Dilution, page 10

2.           We reviewed your response to comment three in our letter dated March 4, 2010 and the revisions to your disclosure.  It appears that you should have a negative net tangible book value per share.  Please revise your disclosure as appropriate or who us how you computed net tangible book value per share.

ANSWER:           Amendment No. 2 has been revised to include the brackets around the number provided, which were inadvertently not included in the last amendment, to reflect the number as a negative net tangible book value per share.

United States Securities and Exchange Commission
April 13, 2010

Management’s Discussion and Analysis….page 10

Liquidity and Capital Resources, page 12

3.           We note your indication that the loan commitments from your officers are sufficient to fund [y]our ongoing operations through 2010.  Please state, if true, that these loans will be made pursuant to the same or similar terms as previous loans by such persons.

ANSWER:           Amendment No. 2 under the above referenced section, page 13, provides that any additional loans made pursuant to the loan commitments will be made on terms that the loans will be repaid one year from the date of the loan, or earlier if the Company raises at least $300,000 in new funds, plus 6% interest, which are the same or similar terms of the loans made to date by such persons.

Our Business, page 13

4.           We note your response to comment 18 of our letter dated March 4, 2010.  Please provide support for the statement made on page 11 that “the U.S. demand for outdoor furniture will increase 2-3 percent annually due to the growth in the number of households….”  Also please provide the credit page identifying the chairs on the cover of Florida Architecture as your product as you did for Vogue Espana and Brasil.

ANSWER:           Amendment No. 2 provides the cite for the support of the statement made, as revised in Amendment No. 2,  that  “We believe…the U.S. demand for outdoor furniture will increase up to approximately 3.8 percent annually due to the growth in the number of households….” and supplementally we are enclosing herein a copy of the report.  In connection with the credit page identifying the chairs on the cover of Florida Architecture as the Company’s product, the article and cover page was a feature on an interior designer, Taylor & Taylor Partnership, 1211 Alton Road, Miami Beach, FL 33139, who used the Company’s chairs in their design feature.  Accordingly there is not a credit page for the chairs in particular.  We have attempted to contact the featured interior designer to provide a statement to us confirming that the chairs in their photo feature on said cover page are those of our Company however we have not been able to speak with them.  Until such time as we are able to receive such confirmation, if ever, the reference to the appearance of our chairs on the cover page of Florida Architecture will be deleted from our disclosure.

Manufacturing and Product Delivery from Brazil, page 14

5.           Please revise your disclosure to identify your secondary manufacturer.

ANSWER:           Amendment No. 2 has been revised to disclose our secondary manufacturer.

United States Securities and Exchange Commission
April 13, 2010

The Company further acknowledges that:

(a)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is fully responsive to the staff's comments.

If you have any further questions or comments, please contact the undersigned at (754) 234-9455 or our counsel Schneider Weinberger & Beilly LLP, at 2200 Corporate Boulevard., N.W., Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Sincerely yours,

PATIO BAHIA, INC.

By:/s/ Jeannot McCarthy
      Jeannot McCarthy, President